NEWS RELEASE

Not for distribution to U.S. Newswire Services or for dissemination in the United States.
Replicel Announces Extension to Private Placement
VANCOUVER, BC – May 6, 2022 – Replicel Life Sciences Inc. (the “Company” or “Replicel”) announces that the TSX Venture Exchange (the “Exchange”) has granted a thirty (30) day extension to the Company for completion of its non-brokered private placement (the “Offering”), previously announced in its News Release of March 21, 2022.
The terms of the Private Placement provide for the issuance of up to 8,333,333 units (each, a “Unit”) at a price of $0.18 per Unit for gross proceeds of up to $1,500,000. Each Unit consists of one common share of the Company (each, a “Share”) and one-half of one share purchase warrant (each, a “Warrant”). Each whole Warrant entitles the holder thereof to purchase one additional Share of the Company at a price of $0.40 per Share for a period of three years from closing of the Offering. Insiders may participate in the Offering.  On May 4, 2022, the Company closed a first tranche of the Offering pursuant to which it sold an aggregate of 4,218,470 Units for gross proceeds of $759,324.60.
Finder’s fees or brokers’ commissions may be paid in accordance with Exchange policies.
All securities will be subject to a four-month hold period from the closing date. The Offering is subject to Exchange approval. Any participation by insiders in the Offering will constitute a related party transaction under Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions (“MI 61-101”) but is expected to be exempt from the formal valuation and minority shareholder approval requirements of MI 61-101
The aggregate gross proceeds from the sale of the Offering will be used for general working capital.
None of the securities sold in connection with the Offering will be registered under the United States Securities Act of 1933, as amended, and no such securities may be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

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About RepliCel Life Sciences
RepliCel is a regenerative medicine company focused on developing cell therapies for aesthetic and orthopedic conditions affecting what the Company believes is approximately one in three people in industrialized nations, including aging/sun-damaged skin, pattern baldness, and chronic tendon degeneration. These conditions, often associated with aging, are caused by a deficit of healthy cells required for normal tissue healing and function. These cell therapy product candidates are based on RepliCel’s innovative technology, utilizing cell populations isolated from a patient’s healthy hair follicles.
The Company’s cell therapy product pipeline is comprised of RCT-01 for tendon repair, RCS-01 for skin rejuvenation, and RCH-01 for hair restoration. RCH-01 has been the subject of successful safety and dose-finding clinical studies and is now the subject of its third clinical study evaluating efficacy for the treatment of male and female hair loss due to androgenetic alopecia. This ongoing study is being funded by Shiseido Company Limited pursuant to a license agreement which has now been terminated but is the subject of an arbitration regarding Shiseido’s rights to the product for Asia. RepliCel maintains the undisputed rights to RCH-01 for the rest of the world. RCT-01 and RCS-01 are exclusively licensed in Greater China to YOFOTO (China) Health Company. RepliCel and YOFOTO are currently co-developing these products in China. RepliCel maintains the rights to these products outside of Greater China.
RepliCel has also developed a proprietary injection device (DermaPreciseTM) and related consumables, which is expected to improve the administration of its cell therapy products and certain other injectables. YOFOTO has exclusively licensed the commercial rights for the DermaPrecise™ device and consumables in Greater China for dermatology applications and is expected to first launch the product in Hong Kong upon it being approved for market launch in either the United States or Europe. Please visit replicel.com for additional information.
Notable Facts:
•	RepliCel’s three cell therapy products have now been tested in over 100 patients in four countries on three continents.
•
RepliCel now has key strategic regional partners each of which are now investing heavily in the further clinical testing and development of RepliCel’s products for their markets. Data from each of the clinical programs will strengthen the product development initiatives for RepliCel and its other partners worldwide.

For more information, please contact:
Lee Buckler, CEO and President
604-248-8693
info@replicel.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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Cautionary Statement Regarding Forward-Looking Statements
This news release includes certain “forward-looking statements” under applicable Canadian securities legislation that are not historical facts. Forward-looking statements involve risks, uncertainties, and other factors that could cause actual results, performance, prospects, and opportunities to differ materially from those expressed or implied by such forward-looking statements. Forward-looking statements in this news release include, but are not limited to, statements with respect to the expectations of management regarding the proposed Offering, the expectations of management regarding the use of proceeds of the Offering, closing conditions for the Offering, the expiry of hold periods for securities distributed pursuant to the Offering, insider participation in the Offering, and Exchange approval of the proposed Offering. Although the Company believes that the expectations reflected in the forward-looking information are reasonable, there can be no assurance that such expectations will prove to be correct. Such forward-looking statements are subject to risks and uncertainties that may cause actual results, performance or developments to differ materially from those contained in the statements including that: the Company may not complete the Offering on terms favorable to the Company or at all; the Exchange may not approve the Offering; the proceeds of the Offering may not be used as stated in this news release; the Company may be unable to satisfy all of the conditions to the Closing; and those additional risks set out in the Company’s public documents filed on SEDAR at www.sedar.com. Although the Company believes that the assumptions and factors used in preparing the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. Except where required by law, the Company disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

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